Guaranteed Insurability Rider

This rider provides the right to increase the Face Amount of this policy without evidence of insurability. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Policy	This rider is made a part of this policy as of its Rider Issue Date, in return for the application and the payment of monthly rider charges. The Rider Issue Date is shown in the Policy Specifications for this rider. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider. This rider is in force from its Rider Issue Date or, if later, the date the first premium under this policy is paid.

Rider Benefit	While this rider is in force, the Face Amount of this policy can be increased during each Option Period. Evidence of insurability will not be required to elect any Face Amount increase under this rider.

If the Face Amount is not increased during an Option Period, the right to increase during that Option Period is lost. However, the right to increase during each later Option Period will not be affected.

Option Periods	An Option Period is a period of time during which an increase in the Face Amount can be elected. An Option Period can be a Regular Option Period or a Substitute Option Period.

A Regular Option Period is based on a Regular Option Date. The Regular Option Dates are the Policy Anniversary Dates on which the Insured’s Attained Age becomes 25, 28, 31, 34, 37, 40, 43, and 46. If the Insured’s Attained Age equals or exceeds any of these ages when this rider is made a part of this policy, there will be no Regular Option Dates for those ages.

Example:    The Insured’s Attained Age is 27 when this rider is attached to the policy. The Regular Option Dates available are Policy Anniversary Dates for Attained Ages 28, 31, 34, 37, 40, 43, and 46. If, instead, the Insured’s Attained Age at attachment is 28, the Regular Option Dates are Policy Anniversary Dates for Attained Ages 31, 34, 37, 40, 43, and 46.

Each Regular Option Period begins 30 days before a Regular Option Date; it ends 30 days after that Date. So the last Regular Option Period ends 30 days after the Policy Anniversary Date on which the Insured’s Attained Age becomes 46.

A Substitute Option Period is the 91-day period beginning on the date any of the following events occurs:

• Marriage of the Insured;

• Birth of a child of the Insured; or

• Legal adoption of a child by the Insured.

A Substitute Option Period begins only if the event occurs while this rider is in force and there is a right to increase during the next Regular Option Period. If an increase is elected during a Substitute Option Period, then the right under this rider to increase again during the next Regular Option Period is lost. However, the right to increase during each later Regular Option Period will not be affected.

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Example:    You have the right to increase during the next Regular Option Period, which ends June 10th of next year. A child of the Insured is born today, starting a Substitute Option Period. If you elect an increase during this Substitute Option Period, you will not have the right to increase again until after June 10th of next year.

Electing An Increase	A written application will be required to elect an increase in the Face Amount. However, evidence of insurability will not be required. Also, unless the account value of the policy is sufficient to cover the monthly charges for the policy with the increase, a premium payment will be needed for the increase.

The completed application and any premium payment needed for the increase must be received at our Administrative Office by the end of the Option Period. If the Option Period is a Substitute Option Period, we also require proof, satisfactory to us, of marriage, birth, or adoption. The increase will become effective on the policy Monthly Charge Date that is on, or precedes, the date all these requirements are met.

Monthly insurance charges for any increase elected under this rider will be deducted from the account value of the policy starting on the effective date of the increase. These charges will be based on the rates then in effect for the risk class shown in the Policy Specifications for this rider.

Amount Of Increase	The amount of each increase elected under this rider must be within the following limits. The amount must not be less than the Minimum Option Amount; and the amount must not exceed the Rider Option Amount in effect on the Policy Anniversary Date preceding the start of the Option Period. The Minimum Option Amount and the current Rider Option Amount are shown in the Policy Specifications for this rider.

There is an exception to the maximum amount of an increase elected during a Substitute Option Period in the case of a multiple birth or adoption. In this case, the maximum amount of the increase is the Rider Option Amount multiplied by the number of children born of the same pregnancy, or adopted, during that Substitute Option Period. In no event, however, will the maximum amount exceed triple the Rider Option Amount.

Changing The Rider Option Amount	While this rider is in force and the Insured is living, the Rider Option Amount may be changed subject to the terms of this provision.

The Rider Option Amount may be increased up to, and including, the Policy Anniversary Date on which the Insured’s Attained Age becomes 40. To increase the Rider Option Amount, we must receive a written application and evidence of insurability satisfactory to us. We must receive the written application during the period beginning 30 days before a Policy Anniversary Date and ending 30 days after that Date. Also, unless the account value of the policy is sufficient to cover the monthly charges for the policy with the increase, a premium payment will be needed during that same period.

The Rider Option Amount is subject to a maximum limit. It cannot exceed $100,000 or, if less, the Face Amount of the policy on the effective date of an increase in the Rider Option Amount. The increase will be effective on the Policy Anniversary Date nearest the date all the requirements to increase the Rider Option Amount are met. Monthly rider charges for the increase will be deducted from the account value of the policy starting on that effective date. These charges will be based on the rates then in effect for the risk class shown in the Policy Specifications for this rider.

The Rider Option Amount may be decreased by the Owner’s written request. However, it may not be reduced to an amount less than the Minimum Option Amount shown in the Policy Specifications for this rider. A decrease in the Rider Option Amount will be effective on the Monthly Charge Date that is on, or precedes, the date we receive the written request.

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Rider Charges	Each month while this rider is in force, the rider charge equals the Rider Option Amount, divided by 1,000, then multiplied by the Monthly Rider Charge Rate. This Rate is shown in the Policy Specifications for this rider.

Rider Expense Premium	The Rider Expense Premium is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of the policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Expense Premium for each segment of the policy Face Amount, the Rider Expense Premium for each rider, and the Rider Expense Premiums for any increases in each rider.

Contestability	We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot contest the validity of this rider after it has been in force during the lifetime of the Insured for 2 years after its Rider Issue Date. The Rider Issue Date is shown in the Policy Specifications for this rider. The contestable period for any increase in the Rider Option Amount will be measured from the effective date of that increase.

The 2-year contestable period for any Face Amount increase elected under this rider begins:

• On the Rider Issue Date, for the amount of any Face Amount increase applicable to the initial Rider Option Amount; and

• On the effective date of any increase in the Rider Option Amount, for the amount of any Face Amount increase applicable to that Rider Option Amount increase.

Suicide	If the Insured commits suicide, while sane or insane, during the 2-year suicide period (discussed later in this provision) for any Face Amount increase(s) elected under this rider, a refund is payable instead of a death benefit. In this case, we will refund the monthly insurance charges deducted for the increase(s) from the account value of the policy. However, there will be no separate refund under this rider if a refund is payable under the policy Death By Suicide provision due to suicide within 2 years after the policy Issue Date.

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The 2-year suicide period for any Face Amount increase elected under this rider begins:

• On the Rider Issue Date, for the amount of any Face Amount increase applicable to the initial Rider Option Amount; and

• On the effective date of any increase in the Rider Option Amount, for the amount of any Face Amount increase applicable to that Rider Option Amount increase.

Termination Of This Rider	While monthly charges for this rider are being deducted from the account value of this policy, this rider will continue in force to, but not including, the last day of the last Regular Option Period. However, this rider will end automatically before that date at the time any of the following occurs:

• Election of the last Face Amount increase that may be elected under this rider;

• A decrease in the policy Face Amount for any reason;

• Change of this policy to a different policy on which this rider is not available; or

• Termination of this policy for any other reason.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s written request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the written request.

C.M. LIFE INSURANCE COMPANY

ABC	ABC
PRESIDENT	SECRETARY

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